Exhibit 99.1
Baytex Energy Corp.
Condensed Consolidated Statements of Financial Position
(thousands of Canadian dollars)(unaudited)

As at	September 30, 2016	December 31, 2015

ASSETS
Current assets
Cash	$896	$247
Trade and other receivables	99,642	98,093
Financial derivatives	17,975	106,573
Assets held for sale (note 16)	7,400	—
	125,913	204,913
Non-current assets
Financial derivatives	1,036	4,417
Exploration and evaluation assets (note 4)	543,756	578,969
Oil and gas properties (note 5)	4,301,184	4,674,175
Other plant and equipment	23,987	26,024
	$4,995,876	$5,488,498

LIABILITIES
Current liabilities
Trade and other payables	$120,191	$267,838
Financial derivatives	10,929	—
Onerous contracts	10,118	—
Liabilities related to assets held for sale (note 16)	4,360	—
	145,598	267,838
Non-current liabilities
Bank loan (note 6)	286,034	252,172
Long-term notes (note 7)	1,536,191	1,602,757
Asset retirement obligations (note 8)	331,301	296,002
Deferred income tax liability	524,754	655,255
Financial derivatives	2,140	—
	2,826,018	3,074,024

SHAREHOLDERS’ EQUITY
Shareholders' capital (note 9)	4,313,072	4,296,831
Contributed surplus (note 10)	19,345	22,045
Accumulated other comprehensive income	572,985	705,382
Deficit (note 10)	(2,735,544)	(2,609,784)
	2,169,858	2,414,474
	$4,995,876	$5,488,498

Subsequent event (note 16)

See accompanying notes to the condensed interim consolidated financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
(thousands of Canadian dollars, except per common share amounts) (unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2016	2015	2016	2015

Revenue, net of royalties
Petroleum and natural gas sales	$197,648	$265,876	$546,979	$892,062
Royalties	(45,531)	(57,503)	(122,499)	(192,096)
	152,117	208,373	424,480	699,966

Expenses
Operating	56,073	77,490	181,028	247,325
Transportation	8,533	11,456	20,454	42,331
Blending	1,587	4,424	5,153	22,561
General and administrative	12,102	13,976	38,504	46,588
Exploration and evaluation (note 4)	1,205	2,003	4,564	6,549
Depletion and depreciation	118,231	162,503	381,842	498,106
Impairment (note 16)	26,559	493,227	26,559	493,227
Share-based compensation (note 10)	5,168	4,600	13,541	22,420
Financing and interest (note 13)	28,409	27,542	85,350	83,724
Financial derivatives (gain) loss (note 15)	(24,389)	(62,386)	17,856	(74,381)
Foreign exchange loss (gain) (note 14)	10,113	87,519	(73,903)	170,599
Disposition of oil and gas properties (gain) loss (note 5)	(43,453)	(305)	(43,431)	1,525
Other expense (income)	10,259	(2,749)	10,204	(7,610)
	210,397	819,300	667,721	1,552,964
Net income (loss) before income taxes	(58,280)	(610,927)	(243,241)	(852,998)
Income tax (recovery) expense (note 12)
Current income tax (recovery) expense	(4,261)	178	(7,987)	16,560
Deferred income tax (recovery)	(14,589)	(91,858)	(109,494)	(145,853)
	(18,850)	(91,680)	(117,481)	(129,293)
Net income (loss) attributable to shareholders	$(39,430)	$(519,247)	$(125,760)	$(723,705)
Other comprehensive income (loss)
Foreign currency translation adjustment	20,250	217,122	(132,397)	416,375
Comprehensive income (loss)	$(19,180)	$(302,125)	$(258,157)	$(307,330)

Net income (loss) per common share (note 11)
Basic	$(0.19)	$(2.50)	$(0.60)	$(3.73)
Diluted	$(0.19)	$(2.50)	$(0.60)	$(3.73)

Weighted average common shares (note 11)
Basic	211,479	207,988	210,953	194,143
Diluted	211,479	207,988	210,953	194,143

See accompanying notes to the condensed interim consolidated financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Changes in Equity
(thousands of Canadian dollars) (unaudited)

	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total equity
Balance at December 31, 2014 (note 10)	$3,580,825	$39,308	$199,575	$(1,312,931)	2,506,777
Dividends to shareholders	—	—	—	(153,973)	(153,973)
Vesting of share awards	28,856	(28,856)	—	—	—
Share-based compensation (note 10)	—	22,420	—	—	22,420
Issued for cash	632,494	—	—	—	632,494
Issuance costs, net of tax	(19,301)	—	—	—	(19,301)
Issued pursuant to dividend reinvestment plan	60,977	—	—	—	60,977
Comprehensive income (loss) for the period	—	—	416,375	(723,705)	(307,330)
Balance at September 30, 2015 (note 10)	$4,283,851	$32,872	$615,950	$(2,190,609)	2,742,064
Balance at December 31, 2015 (note 10)	4,296,831	22,045	705,382	(2,609,784)	2,414,474
Vesting of share awards	16,241	(16,241)	—	—	—
Share-based compensation	—	13,541	—	—	13,541
Comprehensive income (loss) for the period	—	—	(132,397)	(125,760)	(258,157)
Balance at September 30, 2016	$4,313,072	$19,345	$572,985	$(2,735,544)	2,169,858

See accompanying notes to the condensed interim consolidated financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Cash Flows
(thousands of Canadian dollars) (unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2016	2015	2016	2015

CASH PROVIDED BY (USED IN):
Operating activities
Net income (loss) for the period	$(39,430)	$(519,247)	$(125,760)	$(723,705)
Adjustments for:
Share-based compensation (note 10)	5,168	4,600	13,541	22,420
Unrealized foreign exchange loss (gain) (note 14)	11,361	89,215	(71,891)	172,182
Exploration and evaluation (note 4)	1,205	2,003	4,564	6,549
Depletion and depreciation	118,231	162,503	381,842	498,106
Impairment (note 16)	26,559	493,227	26,559	493,227
Non-cash financing and interest (note 13)	2,575	2,148	7,916	6,194
Non-cash other expense	10,118	—	10,118	—
Unrealized financial derivatives (gain) loss (note 15)	(5,639)	(37,234)	105,048	92,677
Disposition of oil and gas properties (gain) loss (note 5)	(43,453)	(305)	(43,431)	1,525
Deferred income tax (recovery)	(14,589)	(91,858)	(109,494)	(145,853)
Change in non-cash working capital	17,180	46,132	11,997	61,216
Asset retirement obligations settled (note 8)	(399)	(2,273)	(2,808)	(9,879)
	88,887	148,911	208,201	474,659

Financing activities
Payment of dividends	—	(26,655)	—	(109,806)
Increase (decrease) in bank loan	(60,883)	2,989	43,724	(479,593)
Tenders of long-term notes	—	—	—	(10,372)
Issuance of common shares, net of issuance costs	—	—	—	606,095
	(60,883)	(23,666)	43,724	6,324

Investing activities
Additions to exploration and evaluation assets (note 4)	(971)	(834)	(3,544)	(4,532)
Additions to oil and gas properties (note 5)	(38,608)	(125,970)	(153,210)	(375,711)
Property acquisitions	(108)	498	(62)	(2,222)
Proceeds from disposition of oil and gas properties	62,860	—	62,860	—
Current income tax paid on dispositions	—	—	—	(8,181)
Additions to other plant and equipment, net of disposals	164	425	(210)	5,131
Change in non-cash working capital	(51,075)	399	(155,393)	(97,408)
	(27,738)	(125,482)	(249,559)	(482,923)
Impact of foreign currency translation on cash balances	211	196	(1,717)	1,031
Change in cash	477	(41)	649	(909)
Cash, beginning of period	419	274	247	1,142
Cash, end of period	$896	$233	$896	$233

Supplementary information
Interest paid	$20,868	$18,732	$72,744	$69,082
Income taxes paid	$116	$(293)	$5,254	$7,888

See accompanying notes to the condensed interim consolidated financial statements.

Baytex Energy Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2016 and 2015
(all tabular amounts in thousands of Canadian dollars, except per common share amounts) (unaudited)

1.	REPORTING ENTITY
Baytex Energy Corp. (the “Company” or “Baytex”) is an oil and gas corporation engaged in the acquisition, development and production of oil and natural gas in the Western Canadian Sedimentary Basin and the United States. The Company’s common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE. The Company’s head and principal office is located at 2800, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, and its registered office is located at 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

The audited consolidated financial statements of the Company as at and for the year ended December 31, 2015 are available through our filings on SEDAR at www.sedar.com and through the U.S. Securities and Exchange Commission at www.sec.gov.

2.	BASIS OF PRESENTATION
The condensed interim unaudited consolidated financial statements ("consolidated financial statements") have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. These consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements as of December 31, 2015. The Company's accounting policies are unchanged compared to December 31, 2015. The use of estimates and judgments is also consistent with the December 31, 2015 financial statements.

The consolidated financial statements were approved by the Board of Directors of Baytex on November 1, 2016.

The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments which have been measured at fair value. The consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is rounded to the nearest thousand, except per share amounts and when otherwise indicated. Prior period financial statement amounts have been reclassified to conform with current period presentation, including the adjustments relating to share-based compensation (see note 10).

3.	SEGMENTED FINANCIAL INFORMATION

Baytex's reportable segments are determined based on the Company's geographic locations.

•	Canada includes the exploration for, and the development and production of, crude oil and natural gas in Western Canada.

•	U.S. includes the exploration for, and the development and production of, crude oil and natural gas in the USA.

•	Corporate includes corporate activities and items not allocated between operating segments.

	Canada		U.S.		Corporate		Consolidated
Three Months Ended September 30	2016	2015	2016	2015	2016	2015	2016	2015

Revenue, net of royalties
Petroleum and natural gas sales	$83,602	$119,984	$114,046	$145,892	$—	$—	$197,648	$265,876
Royalties	(11,918)	(15,445)	(33,613)	(42,058)	—	—	(45,531)	(57,503)
	71,684	104,539	80,433	103,834	—	—	152,117	208,373

Expenses
Operating	38,115	48,946	17,958	28,544	—	—	56,073	77,490
Transportation	8,533	11,456	—	—	—	—	8,533	11,456
Blending	1,587	4,424	—	—	—	—	1,587	4,424
General and administrative	—	—	—	—	12,102	13,976	12,102	13,976
Exploration and evaluation	1,205	2,003	—	—	—	—	1,205	2,003
Depletion and depreciation	53,411	65,525	64,128	95,827	692	1,151	118,231	162,503
Impairment	26,559	—	—	493,227	—	—	26,559	493,227
Share-based compensation (note 10)	—	—	—	—	5,168	4,600	5,168	4,600
Financing and interest	—	—	—	—	28,409	27,542	28,409	27,542
Financial derivatives (gain)	—	—	—	—	(24,389)	(62,386)	(24,389)	(62,386)
Foreign exchange loss	—	—	—	—	10,113	87,519	10,113	87,519
Disposition of oil and gas properties (gain) loss	(3,510)	(305)	(39,921)	—	(22)	—	(43,453)	(305)
Other expense (income)	—	—	—	—	10,259	(2,749)	10,259	(2,749)
	125,900	132,049	42,165	617,598	42,332	69,653	210,397	819,300
Net income (loss) before income taxes	(54,216)	(27,510)	38,268	(513,764)	(42,332)	(69,653)	(58,280)	(610,927)
Income tax (recovery) expense
Current income tax (recovery) expense	(4,261)	(1,852)	—	2,030	—	—	(4,261)	178
Deferred income tax (recovery) expense	(10,142)	64,820	1,718	(147,892)	(6,165)	(8,786)	(14,589)	(91,858)
	(14,403)	62,968	1,718	(145,862)	(6,165)	(8,786)	(18,850)	(91,680)
Net income (loss)	$(39,813)	$(90,478)	$36,550	$(367,902)	$(36,167)	$(60,867)	$(39,430)	$(519,247)

Total oil and natural gas capital expenditures (1)	$(2,499)	$32,898	$(20,674)	$93,409	$—	$—	$(23,173)	$126,307
(1) Includes acquisitions, net of proceeds from divestitures.

	Canada		U.S.		Corporate		Consolidated
Nine Months Ended September 30	2016	2015	2016	2015	2016	2015	2016	2015

Revenue, net of royalties
Petroleum and natural gas sales	$204,446	$427,248	$342,533	$464,814	$—	$—	$546,979	$892,062
Royalties	(23,673)	(57,122)	(98,826)	(134,974)	—	—	(122,499)	(192,096)
	180,773	370,126	243,707	329,840	—	—	424,480	699,966

Expenses
Operating	104,040	164,860	76,988	82,465	—	—	181,028	247,325
Transportation	20,454	42,331	—	—	—	—	20,454	42,331
Blending	5,153	22,561	—	—	—	—	5,153	22,561
General and administrative	—	—	—	—	38,504	46,588	38,504	46,588
Exploration and evaluation	4,564	6,549	—	—	—	—	4,564	6,549
Depletion and depreciation	155,039	208,354	224,737	287,030	2,066	2,722	381,842	498,106
Impairment	26,559	—	—	493,227	—		26,559	493,227
Share-based compensation (note 10)	—	—	—	—	13,541	22,420	13,541	22,420
Financing and interest	—	—	—	—	85,350	83,724	85,350	83,724
Financial derivatives loss (gain)	—	—	—	—	17,856	(74,381)	17,856	(74,381)
Foreign exchange (gain) loss	—	—	—	—	(73,903)	170,599	(73,903)	170,599
Disposition of oil and gas properties (gain) loss	(3,510)	1,769	(39,921)	(244)	—	—	(43,431)	1,525
Other expense (income)	—	—	—	—	10,204	(7,610)	10,204	(7,610)
	312,299	446,424	261,804	862,478	93,618	244,062	667,721	1,552,964
Net income (loss) before income taxes	(131,526)	(76,298)	(18,097)	(532,638)	(93,618)	(244,062)	(243,241)	(852,998)
Income tax (recovery) expense
Current income tax (recovery) expense	(7,661)	12,673	—	3,887	(326)	—	(7,987)	16,560
Deferred income tax (recovery) expense	(28,690)	24,711	(43,610)	(129,631)	(37,194)	(40,933)	(109,494)	(145,853)
	(36,351)	37,384	(43,610)	(125,744)	(37,520)	(40,933)	(117,481)	(129,293)
Net income (loss)	$(95,175)	$(113,682)	$25,513	$(406,894)	$(56,098)	$(203,129)	$(125,760)	$(723,705)

Total oil and natural gas capital expenditures (1)	$5,060	$64,680	$88,896	$317,785	$—	$—	$93,956	$382,465
(1) Includes acquisitions, net of proceeds from divestitures.

As at	September 30, 2016	December 31, 2015
Canadian assets	$1,910,728	$2,059,903
U.S. assets	3,055,007	3,304,647
Corporate assets	30,141	123,948
Total consolidated assets	$4,995,876	$5,488,498

4.	EXPLORATION AND EVALUATION ASSETS

	September 30, 2016	December 31, 2015
Balance, beginning of period	$578,969	$542,040
Capital expenditures	3,544	5,642
Property acquisitions, net of divestitures	62	1,813
Exploration and evaluation expense	(4,564)	(8,775)
Transfer to oil and gas properties	(7,595)	(38,062)
Divestitures	(2,618)	(1,588)
Foreign currency translation	(24,042)	77,899
Balance, end of period	$543,756	$578,969

5.	OIL AND GAS PROPERTIES

	Cost	Accumulated depletion	Net book value
Balance, December 31, 2014	$6,431,760	$(1,447,844)	$4,983,916
Capital expenditures	515,397	—	515,397
Property acquisitions	551	—	551
Transferred from exploration and evaluation assets	38,062	—	38,062
Change in asset retirement obligations	10,722	—	10,722
Divestitures	(20,096)	19,449	(647)
Impairment	—	(755,613)	(755,613)
Foreign currency translation	607,885	(68,509)	539,376
Depletion	—	(657,589)	(657,589)
Balance, December 31, 2015	$7,584,281	$(2,910,106)	$4,674,175
Capital expenditures	153,210	—	153,210
Transferred from exploration and evaluation assets	7,595	—	7,595
Change in asset retirement obligations	39,673	—	39,673
Divestitures	(18,843)	5,497	(13,346)
Impairment (note 16)	—	(26,559)	(26,559)
Transferred to assets held for sale (note 16)	(44,863)	37,463	(7,400)
Foreign currency translation	(182,059)	35,497	(146,562)
Depletion	—	(379,602)	(379,602)
Balance, September 30, 2016	$7,538,994	$(3,237,810)	$4,301,184

On July 27, 2016, the Company disposed of its operated interest in certain Eagle Ford properties for proceeds of $54.6 million, which consisted of $11.8 million of oil and gas properties and $2.4 million of exploration and evaluations assets for a gain on disposition of $39.9 million.
In 2016, the Company disposed of certain non-core assets in Canada for total proceeds of $8.3 million, which consisted of $1.5 million of oil and gas properties and $0.3 million of evaluation and exploration assets, for a gain on disposition of $6.5 million.

6.	BANK LOAN

	September 30, 2016	December 31, 2015
Bank loan - U.S. dollar denominated	$276,486	$237,861
Bank loan - Canadian dollar denominated	13,373	18,888
Bank loan - principal	289,859	256,749
Unamortized debt issuance costs	(3,825)	(4,577)
Bank loan	$286,034	$252,172

On March 31, 2016, Baytex amended its credit facilities to grant the banking syndicate first priority security over its assets. The amended revolving extendible secured credit facilities are comprised of a US$25 million operating loan and a US$350 million syndicated loan for Baytex and a US$200 million syndicated loan for Baytex's wholly-owned subsidiary, Baytex Energy USA, Inc. (collectively, the "Revolving Facilities").

The Revolving Facilities are not borrowing base facilities and do not require annual or semi-annual reviews. The facilities contain standard commercial covenants as detailed below and do not require any mandatory principal payments prior to maturity on June 4, 2019. Baytex may request an extension of the Revolving Facilities which could extend the revolving period for up to four years (subject to a maximum four-year period at any time). Advances (including letters of credit) under the Revolving Facilities can be drawn in either Canadian or U.S. funds and bear interest at the bank’s prime lending rate, bankers’ acceptance discount rates or London Interbank Offered Rates, plus applicable margins. In the event that Baytex exceeds any of the covenants under the Revolving Facilities, Baytex may be required to repay, refinance or renegotiate the loan terms and may be restricted from taking on further debt or paying dividends to shareholders.

At September 30, 2016, Baytex was in compliance with all of the covenants contained in the Revolving Facilities. The following table summarizes the financial covenants contained in the Revolving Facilities and Baytex's compliance therewith as at September 30, 2016.

Ratio for the Quarter(s) ending:
Covenant Description	Position as at September 30, 2016	September 30, 2016 to June 30, 2018	June 30, 2018 to September 30, 2018	December 31, 2018	Thereafter
Senior Secured Debt (1) to Bank EBITDA (2) (Maximum Ratio)	0.79:1.00	5.00:1.00	4.50:1.00	4.00:1.00	3.50:1.00
Interest Coverage (3) (Minimum Ratio)	3.62:1.00	1.25:1.00	1.50:1.00	1.75:1.00	2.00:1.00

(1)
"Senior Secured Debt" is defined as the principal amount of the bank loan and other secured obligations identified in the credit agreement. As at September 30, 2016, our Senior Secured Debt totaled $302 million.

(2)
Bank EBITDA is calculated based on terms and definitions set out in the credit agreement which adjusts net income (loss) for financing and interest expenses, income tax, certain specific unrealized and non-cash transactions (including depletion, depreciation, exploration and evaluation expenses, unrealized gains and losses on financial derivatives and foreign exchange and share-based compensation) and is calculated based on a trailing twelve month basis. Bank EBITDA for the twelve months ended September 30, 2016 was $380 million.

(3)
Interest coverage is computed as the ratio of Bank EBITDA to financing and interest expenses excluding non-cash interest and accretion on asset retirement obligations, and is calculated on a trailing twelve month basis. Financing and interest expenses for the twelve months ended September 30, 2016 were $105 million.

7.	LONG-TERM NOTES

	September 30, 2016	December 31, 2015
7.5% notes (US$6,400 – principal) due April 1, 2020	$8,395	$8,858
6.75% notes (US$150,000 – principal) due February 17, 2021	196,755	207,600
5.125% notes (US$400,000 – principal) due June 1, 2021	524,680	553,600
6.625% notes (Cdn$300,000 – principal) due July 19, 2022	300,000	300,000
5.625% notes (US$400,000 – principal) due June 1, 2024	524,680	553,600
Total long-term notes - principal	1,554,510	1,623,658
Unamortized debt issuance costs	(18,319)	(20,901)
Total long-term notes - net of unamortized debt issuance costs	$1,536,191	$1,602,757

8.	ASSET RETIREMENT OBLIGATIONS

	September 30, 2016	December 31, 2015
Balance, beginning of period	$296,002	$286,032
Liabilities incurred	4,130	4,964
Liabilities settled	(2,808)	(10,888)
Liabilities acquired	—	593
Liabilities divested	(5,114)	(10,578)
Accretion	4,702	6,262
Change in estimate(1)	(279)	33,266
Changes in discount rates and inflation rates(2)	40,936	(17,523)
Liabilities related to assets held for sale (note 16)	(4,360)	—
Foreign currency translation	(1,908)	3,874
Balance, end of period	$331,301	$296,002

(1)	Changes in the estimated costs, the timing of abandonment and reclamation and the status of wells are factors resulting in a change in estimate.

(2)	The discount rate and inflation rate at September 30, 2016 are 1.75% and 1.5%, respectively, compared to 2.25% and 1.5% at December 31, 2015.

9.	SHAREHOLDERS' CAPITAL
The authorized capital of Baytex consists of an unlimited number of common shares without nominal or par value and 10,000,000 preferred shares without nominal or par value, issuable in series. Baytex establishes the rights and terms of the preferred shares upon issuance. As at September 30, 2016, no preferred shares have been issued by the Company and all common shares issued were fully paid.

	Number of Common Shares (000s)	Amount
Balance, December 31, 2014	168,107	$3,580,825
Transfer from contributed surplus on vesting and conversion of share awards	1,092	41,836
Issued for cash	36,455	632,494
Issuance costs, net of tax	—	(19,301)
Issued pursuant to dividend reinvestment plan	4,929	60,977
Balance, December 31, 2015	210,583	$4,296,831
Transfer from contributed surplus on vesting and conversion of share awards	959	16,241
Balance, September 30, 2016	211,542	$4,313,072

10.	SHARE AWARD INCENTIVE PLAN
The Company has a full-value award plan (the "Share Award Incentive Plan") pursuant to which restricted awards and performance awards (collectively, "share awards") may be granted to the directors, officers and employees of the Company and its subsidiaries. The maximum number of common shares issuable under the Share Award Incentive Plan (and any other long-term incentive plans of the Company) shall not at any time exceed 3.8% of the then-issued and outstanding common shares.

Each restricted award entitles the holder to be issued the number of common shares designated in the restricted award (plus dividend equivalents). Each performance award entitles the holder to be issued the number of common shares designated in the performance award (plus dividend equivalents) multiplied by a payout multiplier. Both awards are expensed over the vesting period.

The Company recorded compensation expense related to the share awards of $5.2 million for the three months ended September 30, 2016 ($4.6 million for the three months ended September 30, 2015) and $13.5 million for the nine months ended September 30, 2016 ($22.4 million for the nine months ended September 30, 2015).

The weighted average fair value of share awards granted during the nine months ended September 30, 2016 was $3.05 per restricted and performance award (for the nine months ended September 30, 2015, $17.17 per restricted and performance award).

The number of share awards outstanding is detailed below:

(000s)	Number of restricted awards	Number of performance awards(1)	Total number of share awards
Balance, December 31, 2014	747	615	1,362
Granted	615	503	1,118
Vested and converted to common shares	(432)	(382)	(814)
Forfeited	(201)	(123)	(324)
Balance, December 31, 2015	729	613	1,342
Granted	1,313	1,578	2,891
Vested and converted to common shares	(450)	(409)	(859)
Forfeited	(74)	(41)	(115)
Balance, September 30, 2016	1,518	1,741	3,259
(1) Based on underlying awards before applying the payout multiplier which can range from 0x to 2x.

During the third quarter, the Company identified an immaterial error relating to share-based compensation expense in the previously issued financial statements. The estimated forfeiture rate was improperly applied to share awards that had previously vested and transferred to share capital, thereby understating share-based compensation expense. The Company concluded that the error is not material to the Company’s previously filed financial statements and the corrected adjustments have been applied to the comparative financial information in these interim consolidated financial statements.
For the three and nine month periods ended September 30, 2015, an additional $1.4 million and $3.0 million, respectively, have been recorded to share-based compensation expense. Net loss per share (basic and diluted) increased by $0.01 per share to $2.50 per share for the three months ended September 30, 2015 and $0.02 per share to $3.73 per share for the nine months ended September 30, 2015. For the year ended December 31, 2015, an additional $9.2 million has been recorded to share-based compensation expense and contributed surplus. Net loss per share (basic and diluted) increased by $0.05 per share to $5.77 per share for the year ended December 31, 2015. As at December 31, 2014, both deficit and contributed surplus were increased by $8.2 million.

11.	NET INCOME (LOSS) PER SHARE

	Three Months Ended September 30
	2016			2015
	Net loss	Common shares (000s)	Net loss per share	Net loss	Common shares (000s)	Net loss per share
Net income (loss) - basic	$(39,430)	211,479	$(0.19)	$(519,247)	207,988	$(2.50)
Dilutive effect of share awards	—	—	—	—	—	—
Net income (loss) - diluted	$(39,430)	211,479	$(0.19)	$(519,247)	207,988	$(2.50)

	Nine Months Ended September 30
	2016			2015
	Net loss	Common shares (000s)	Net loss per share	Net loss	Common shares (000s)	Net loss per share
Net income (loss) - basic	$(125,760)	210,953	$(0.60)	$(723,705)	194,143	$(3.73)
Dilutive effect of share awards	—	—	—	—	—	—
Net income (loss) - diluted	$(125,760)	210,953	$(0.60)	$(723,705)	194,143	$(3.73)

For the three months ended September 30, 2016, 3.3 million share awards were anti-dilutive (September 30, 2015 - 1.7 million share awards). For the nine months ended September 30, 2016, 3.3 million share awards were anti-dilutive (September 30, 2015 - 1.7 million share awards).

12.	INCOME TAXES
The provision for income taxes has been computed as follows:

	Nine Months Ended September 30
	2016	2015
Net income (loss) before income taxes	$(243,241)	$(852,998)
Expected income taxes at the statutory rate of 27.00% (2015 - 26.23%)(1)	(65,675)	(223,741)
Increase (decrease) in income tax recovery resulting from:
Share-based compensation	3,590	5,881
Non-taxable portion of foreign exchange (gain) loss	(9,271)	22,340
Effect of change in income tax rates(1)	—	10,621
Effect of rate adjustments for foreign jurisdictions	(38,342)	(57,119)
Effect of change in deferred tax benefit not recognized(2)	(9,271)	34,414
Impairment of goodwill	—	74,215
Other	1,488	4,096
Income tax (recovery)	$(117,481)	$(129,293)

(1)	Expected income tax rate increased due to an increase in the corporate income tax rate in Alberta (from 10% to 12%), offset by a decrease in the Texas franchise tax rate (from 1.00% to 0.75%).

(2)
A deferred income tax asset has not been recognized for allowable capital losses of $114 million related to the unrealized foreign exchange losses arising from the translation of U.S. dollar denominated long-term notes ($149 million as at December 31, 2015).

In June 2016, certain indirect subsidiary entities received reassessments from the Canada Revenue Agency (the “CRA”) that deny non-capital loss deductions relevant to the calculation of income taxes for the years 2011 through 2015. These reassessments follow the previously disclosed letter from the CRA received by Baytex in November 2014 proposing to issue such reassessments.
Baytex remains confident that the tax filings of the affected entities are correct and has filed a notice of objection for each notice of reassessment received. These notices of objection will be reviewed by the Appeals Division of CRA; a process that Baytex estimates could take up to two years. If the Appeals Division upholds the notices of reassessment Baytex has the right to appeal to the Tax Court of Canada; a process that Baytex estimates could take a further two years. Should Baytex be unsuccessful at the Tax Court of Canada, additional appeals are available; a process that Baytex estimates could take another two years and potentially longer. The reassessments do not require Baytex to pay any amounts in order to participate in the appeals process.
By way of background, Baytex acquired all of the interests in several privately held commercial trusts in 2010 with accumulated non-capital losses of $591 million (the “Losses”). The Losses were subsequently used to reduce the taxable income of those trusts. The reassessments disallow the deduction of the Losses under the general anti-avoidance rule of the Income Tax Act (Canada). If, after exhausting available appeals, the deduction of Losses continues to be disallowed, Baytex would owe cash taxes for the years 2012 through 2015 and an additional amount for late payment interest. The amount of cash taxes owing and the late payment interest are dependent upon the amount of unused tax shelter available to offset the reassessed income, including tax shelter from future years available for “carry back” to the years 2012 through 2015.

13.	FINANCING AND INTEREST

	Three Months Ended September 30		Nine Months Ended September 30
	2016	2015	2016	2015
Interest on bank loan	$3,260	$2,714	$9,560	$11,477
Interest on long-term notes	22,574	22,680	67,874	66,053
Non-cash financing	1,103	547	3,214	1,427
Accretion on asset retirement obligations	1,472	1,601	4,702	4,767
Financing and interest	$28,409	$27,542	$85,350	$83,724

14.	FOREIGN EXCHANGE

	Three Months Ended September 30		Nine Months Ended September 30
	2016	2015	2016	2015
Unrealized foreign exchange loss (gain)	$11,361	$89,215	$(71,891)	$172,182
Realized foreign exchange (gain)	(1,248)	(1,696)	(2,012)	(1,583)
Foreign exchange loss (gain)	$10,113	$87,519	$(73,903)	$170,599

15. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
The carrying amounts of the Company’s U.S. dollar denominated monetary assets and liabilities at the reporting date are as follows:

	Assets		Liabilities
	September 30, 2016	December 31, 2015	September 30, 2016	December 31, 2015
U.S. dollar denominated	US$65,363	US$124,218	US$1,212,720	US$1,240,308

Financial Derivative Contracts

Baytex had the following financial derivative contracts:

Oil	Period	Volume	Price/Unit(1)	Index
Fixed - Sell	October 2016 to December 2016	5,000 bbl/d	US$63.79	WTI
Producer 3-way option(2)	October 2016 to December 2016	10,000 bbl/d	US$59.85/US$49.75/US$39.75	WTI
Producer 3-way option(2)	January 2017 to December 2017	13,500 bbl/d	US$58.48/US$46.96/US$37.04	WTI
Basis swap	October 2016 to December 2016	5,000 bbl/d	WTI less US$13.29	WCS
Basis swap	January 2017 to December 2017	1,500 bbl/d	WTI less US$13.42	WCS
Sold call option(3)	January 2017 to December 2017	3,000 bbl/d	US$55.50	WTI
Sold call option(4)	January 2017 to December 2017	1,500 bbl/d	US$54.60	WTI
Producer 3-way option(2)(5)	January 2017 to December 2017	1,000 bbl/d	US$60.40/US$50.00/US$40.00	WTI

(1)	Based on the weighted average price/unit for the remainder of the contract.

(2)
Producer 3-way option consists of a sold call, a bought put and a sold put. To illustrate, in a $60/$50/$40 contract, Baytex receives WTI + US$10/bbl when WTI is at or below US$40/bbl; Baytex receives US$50/bbl when WTI is between US$40/bbl and US$50/bbl; Baytex receives the market price when WTI is between US$50/bbl and US$60/bbl; and Baytex receives US$60/bbl when WTI is above US$60/bbl.

(3)	Counterparty has the option to enter into a fixed sell for the periods, volumes and prices noted. Option expired subsequent to September 30, 2016 without the counterparty exercising the option.

(4)	Counterparty has the option to enter into a fixed sell for the periods, volumes and prices noted. Option expires on December 30, 2016.

(5)	Contract entered subsequent to September 30, 2016.

Natural Gas	Period	Volume	Price/Unit(1)	Index
Fixed - Sell	October 2016 to December 2016	15,000 mmBtu/d	US$2.98	NYMEX
Fixed - Sell	January 2017 to December 2017	17,500 mmBtu/d	US$2.83	NYMEX
Fixed - Sell	January 2018 to December 2018	7,500 mmBtu/d	US$3.00	NYMEX
Fixed - Sell	October 2016 to December 2016	32,500 GJ/d	$2.39	AECO
Fixed - Sell	January 2017 to December 2017	12,500 GJ/d	$2.65	AECO
Fixed - Sell	January 2018 to December 2018	5,000 GJ/d	$2.67	AECO
Fixed - Sell(2)	January 2017 to December 2017	5,000 GJ/d	$3.03	AECO

(1)	Based on the weighted average price/unit for the remainder of the contract.
(2) Contract entered subsequent to September 30, 2016.

Financial derivatives are marked-to-market at the end of each reporting period, with the following reflected in the consolidated statements of income (loss) and comprehensive income (loss):

	Three Months Ended September 30		Nine Months Ended September 30
	2016	2015	2016	2015
Realized financial derivatives (gain)	$(18,750)	$(25,152)	$(87,192)	$(167,058)
Unrealized financial derivatives (gain) loss - commodity	(5,639)	(43,012)	105,048	92,179
Unrealized financial derivatives (gain) - redemption feature on long-term notes	—	5,778	—	498
Financial derivatives (gain) loss	$(24,389)	$(62,386)	$17,856	$(74,381)

Physical Delivery Contracts

As at September 30, 2016, the following physical delivery contracts were held for the purpose of delivery of non-financial items in accordance with the Company's expected sale requirements. Physical delivery contracts are not considered financial instruments; therefore, no asset or liability has been recognized in the consolidated financial statements.

Heavy Oil	Period	Volume	Price/Unit(1)
WCS Blend	October 2016 to December 2016	2,500 bbl/d	WTI less US$13.83
WCS Blend	November 2016 to December 2016	500 bbl/d	WTI less US$14.40

(1)	Based on the weighted average price/unit for the remainder of the contract.

As at September 30, 2016, Baytex had committed to deliver the following volumes of raw bitumen as noted below to market on rail:

	Period	Term volume
Raw bitumen	October 2016 to December 2016	7,400 bbl/d
Raw bitumen	January 2017 to December 2017	5,000 bbl/d

16. SUBSEQUENT EVENT

On October 5, 2016, Baytex disposed certain Saskatchewan properties for consideration of approximately $3.0 million. At September 30, 2016, $7.4 million of oil and gas properties relating to the disposition were reclassified to assets held for sale, $4.4 million of asset retirement obligations were reclassified to liabilities related to asset held for sale and an impairment of $26.6 million relating to the oil and gas properties to be disposed was recorded.